SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 25, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 25, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

June 25, 2004

(THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.)

IVANHOE MINES ENTERS INTO AGREEMENT TO RAISE UP TO
CDN$140 MILLION THROUGH AN UNDERWRITTEN EQUITY
OFFERING OF COMMON SHARES

SINGAPORE — Ivanhoe Mines’ Chairman Robert Friedland and Deputy Chairman Ed Flood announced today that in connection with the previously announced filing by the company of a preliminary short-form prospectus in all provinces of Canada for an underwritten equity offering of common shares, the company has entered into an agreement to issue to the public 10,714,285 common shares from treasury, on a bought-deal basis, at a price of CDN$7.00 per share, for gross proceeds of CDN$75 million.

The financing is expected to close on or about July 8th, 2004.

Ivanhoe has granted the underwriters an option to buy up to an additional 9,285,715 common shares at the offering price prior to the date of filing the final prospectus in connection with the offering. In addition, Ivanhoe will grant the underwriters an option to buy up to an additional 15% of the total offering for a period of 30 days from closing.

These securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Information contacts
     Investors: Bill Trenaman: +1.604.688.5755
     Media: Bob Williamson: +1.604.688.5755